7. Other Information

Shareholder Voting Results. A special meeting of shareholders of the Touchstone Variable Series Trust
Emerging Growth Fund (the "Fund") was held on September 19,
2001 vote on a proposal listed below:

Proposal - Vote on the new Sub-advisory  agreement between Touchstone  Advisors,
Inc. and TWC Investment Management Company.
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


                     Affirmative              Against             Abstain             Total
                  % of shares voted        % of shares voted   % of shares voted   % of share voted

Proposal Results       94.12%                 1.61%                 4.27%               100.00%

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